SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

G REIT, INC.

(Name of Subject Company)

Everest Investors 17, LP (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest Investors 17, LP

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $17,547,600(1)                     Amount of Filing Fee: $1,877.59

(1)	Calculated as the product of the total Units available for purchase and the gross cash price per Unit.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not Applicable	Filing party: Not Applicable
Form or registration no.: Not Applicable	Date filed: Not Applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer (the “Offer”) by EVEREST INVESTORS 17, LP (the “Purchaser”) to purchase up to 2,193,450 shares of common stock (the “Shares”) in G REIT, Inc., a Maryland corporation (the “Corporation”), the subject company, at a purchase price equal to $8 per Share, without interest, less the amount of any and all dividends, distributions, other Shares, rights or other securities issued or issuable in respect thereof (the “Distributions”), per Share, if any, made or declared to the shareholders of the Corporation after September 29, 2006 (the “Offer Date”), and less any transfer fees imposed by the Corporation for each transfer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. As noted above, Distributions made or declared prior to the Expiration Date will be deducted from the amount to be paid by the Purchaser, such that Shareholders who tender their Shares would receive a total of $8 per Share from the Distribution, if any, and the amount paid by the Purchaser. Any Distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers.

The address of the Corporation’s principal executive offices is 1551 N. Tustin Avenue, Suite 200, Santa Ana, CA 92705, and its phone number is (877) 888-7348.

During the last five years, none of the Purchaser or, to the knowledge of the Purchaser, any of the Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEMS 1 – 11.

The foregoing information and the information in the Offer to Purchase, including all schedules and appendices thereto, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase dated September 29, 2006
(a)(2)	Letter of Transmittal, with Instructions
(a)(3)	Form of Letter to Shareholders dated September 29, 2006
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)-(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2006

EVEREST INVESTORS 17, LP By: Everest Properties, Inc., General Partner
By:	/S/ DAVID I. LESSER
David I. Lesser Executive Vice President

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